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                                   RESOLUTIONS
                                     OF THE
                               BOARD OF DIRECTORS
                             OF BMC INDUSTRIES, INC.


                                 AUGUST 7, 1998


         RESOLVED, that Article IV of the Second Restated Articles of Incorporation be amended as follows:

               "The registered office of the Corporation in Minnesota is One Meridian Crossings, Suite 850, Minneapolis, MN 55423."

         RESOLVED, FURTHER, that the officers of the Company, and each of them, be, and hereby are, authorized, directed and empowered to take any such act and do any such thing as may be required to effect such amendment, including, without limitation, the filing of Articles of Amendment and/or certificates of change of registered office with the Secretary of State of the State of Minnesota.